*KH 3/7

SECURITIES AND EXCHANGE COMMISSION



13030423

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 1 - 2013 Washington DC 400

SEC FILE NUMBER
8-43940

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** AND ENDING **12/31/12**

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive

Stamford **CT** **06902**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Santangelo **(203) 569-4597**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

333 Ludlow Street

Stamford **CT**

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2013 REGISTRATIONS BRANCH 12

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

bp 3/9/13

CRT CAPITAL GROUP LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, **Michael Santangelo**, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company"), as of December 31, 2012 and for the year then ended, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael Santangelo February 26, 2013
Chief Financial Officer



Notary Public


STEFANIA A MAGNANO
Notary Public
Connecticut
My Commission Expires Sep 30, 2017



Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA
Tel: +1 203 708 4000
Fax: +1 203 705 5455
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of CRT Greenwich LLC
Stamford, CT 06902

We have audited the accompanying statement of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CRT Capital Group LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

CRT CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(In thousands)

ASSETS

ASSETS:		
Cash		$ 18,381
Restricted cash		3,057
Cash segregated under federal and other regulations		5,925
Receivable from customers		4,639
Receivable from brokers, dealers and clearing organizations		234,643
Receivable from affiliates		3,631
Securities borrowed		399,550
Securities purchased under agreements to resell		3,279,966
Securities owned, pledged as collateral, at fair value	$ 2,769,982	
Securities owned, at fair value	303,312	
Total securities owned, at fair value		3,073,294
Derivative financial instruments, at fair value		4,343
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $11,918)		5,633
Goodwill and intangible assets		16,467
Interest and dividends receivable		9,429
Other assets		3,221
Total assets		$ 7,062,179

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Short-term bank loan	$ 12,000
Payable to customers	48,514
Payable to brokers, dealers and clearing organizations	6,043
Securities sold under agreements to repurchase	5,452,347
Securities sold, not yet purchased, at fair value	1,318,815
Derivative financial instruments, at fair value	4,062
Interest and dividends payable	5,103
Accounts payable, accrued expenses and other liabilities	12,884
Total liabilities	6,859,768
MEMBER'S CAPITAL	202,411
Total liabilities and member's capital	$ 7,062,179

See accompanying notes to Statement of Financial Condition.

1. ORGANIZATION

CRT Capital Group LLC (the "Company"), a wholly-owned subsidiary of CRT Greenwich LLC (the "Parent"), is a broker-dealer organized as a Delaware limited liability company. The Parent is substantially owned by funds managed by Aquiline Capital Partners, LLC, a New York-based private equity firm.

The Company provides trade execution and in-depth research services to financial institutions covering a variety of products including U.S. treasury securities, securitized products, credit products, equities, capital markets and foreign exchange. The Company may act as principal, agent or riskless principal in securities transactions and also makes markets in certain equity securities. The Company also provides investment banking services including securities underwriting and advisory services.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market, NYSE Arca, the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation. The Company is a registered broker-dealer in all fifty states. The Company self-clears substantially all fixed income securities transactions. The Company is a participant in the Depository Trust Company, and is a member of the National Securities Clearing Corporation. The Company is a clearing member of the Government Securities Division and Mortgage-Backed Securities Division of the Fixed Income Clearing Corporation ("FICC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition during the reporting period. Actual results could differ from those estimates. The significant estimates included in the accompanying Statement of Financial Condition are primarily related to the fair value of certain financial instruments.

Revenue Recognition

Principal Transactions

Securities owned and securities sold, not yet purchased are recorded on trade date at fair value.

Interest and Dividends

Interest income earned is recognized on an accrual basis and dividend income earned on proprietary and market making positions is recognized on the ex-dividend date.

Securities Borrowed — Securities borrowed result from transactions primarily with agent banks and are entered into, among other reasons, to obtain securities to cover short positions and settle other securities obligations. Securities borrowed transactions require the Company to deposit cash or other collateral with a lender and are recorded in the Statement of Financial Condition based on the amount of cash collateral advanced, plus accrued interest. To the extent that the Company receives collateral in exchange for securities lent, for which it earns a fee, such transactions are included in the Statement of Financial Condition. The Company also monitors the fair value of the underlying securities as compared with the related receivable, and as necessary, requests additional collateral or returns excess collateral to ensure such transactions are adequately collateralized.

Securities Owned, at Fair Value and Securities Sold, not yet purchased, at Fair Value — Securities owned, at fair value and securities sold, not yet purchased, at fair value consist of proprietary securities held principally for trading and are recorded on a trade date basis. These securities are stated at fair value in the Statement of Financial Condition. Interest and dividends on these securities are recorded in Interest and dividends receivable and Interest and dividends payable, accordingly on the Statement of Financial Condition. The Company does not apply hedge accounting. All financial instruments used to hedge securities owned and securities sold, not yet purchased, are recorded at fair value.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value on the Statement of Financial Condition in derivative financial instruments on a net counterparty basis when a legal right to offset exists under a master netting agreement. Acting in a trading capacity, the Company may enter into derivative transactions to facilitate transactions and to manage its own exposure to market and credit risks resulting from its trading activities.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase — Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are recorded at their contracted resell or repurchase amount, plus accrued interest. The Company nets certain securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Counterparties are principally broker dealers and financial institutions.

Goodwill and Intangible Assets — The Company is required to assess goodwill and other intangible assets with an indefinite life for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value of a reporting unit exceeds its carrying amount of the reporting unit, goodwill and other indefinite lived assets are not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Depreciation and Amortization — Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the

straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Customer relationships are amortized on a straight-line basis over a useful life of twenty years.

Income Taxes — The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is generally not subject to federal or state income taxes. Taxable income, losses and deductions flow through to its Parent. However, the Company is subject to various entity-level state and local income taxes. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2012, there was no unrecognized tax benefit.

3. NEW ACCOUNTING STANDARDS

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-03, *Transfers and Servicing,* Accounting Standards Codification ("ASC") Topic 860, Reconsideration of Effective Control for Repurchase Agreements ("ASU 2011-03"). In assessing whether to account for repurchase and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financing, this guidance removes from the assessment of effective control 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and 2) the collateral maintenance implementation guidance related to that criterion. The guidance is effective prospectively for transactions beginning on or after January 1, 2012. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,* ASC Topic 820, Fair Value Measurement, ("ASU 2011-04"). ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRSs. The FASB clearly states that the amendment does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other*, ASC Topic 350, Testing Goodwill for Impairment, ("ASU 2011-08"). ASU 2011-08 outlines the amendments to the goodwill impairment test. The ASU permits an entity to assess qualitative factors in determining whether it is more than likely that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual goodwill impairment tests performed for entities with fiscal years beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

In December 2011, the FASB issued ASU No. 2011-11 *Balance Sheet,* ASC Topic 210, Disclosures about Offsetting Assets and Liabilities, ("ASU 2011-11"). The update requires new disclosures about balance sheet offsetting and related arrangements. For derivative and financial assets and liabilities, ASU 2011-11 requires the disclosure of gross asset and liability amounts, amounts that offset on the balance sheet and amounts subject to the offsetting requirements, but are not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013. In January 2013, the FASB issued ASU No. 2013-01 *Balance Sheet,* ASC Topic 210, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, ("ASU 2013-01"), which is an update to ASU 2011-11. The Company is currently assessing the impacts of ASUs 2011-11 and 2013-01 on its Statement of Financial Condition.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles — Goodwill and Other,* ASC Topic 350, Testing Indefinite-Lived Intangible Assets for Impairment, ("ASU 2012-02"). ASU 2012-02 outlines the amendments to the indefinite lived intangible assets impairment test other than goodwill. The ASU permits an entity to assess qualitative factors in determining whether it is more than likely that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual indefinite-lived asset impairment tests performed for entities with fiscal years beginning after September 15, 2012, however the Company is permitted to adopt this standard early. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

4. CASH

Cash consists of cash held at two large unaffiliated financial institutions. As of December 31, 2012, the Company's cash balance amounted to $18,381. As of December 31, 2012, restricted cash of $3,057 was used as collateral for letters of credit issued in support of four building lease commitments.

In accordance with SEC Rule 15c3-3, the Company as a broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2012, amounted to $5,925.

5. RECEIVABLES AND PAYABLES

Receivable from and Payable to Customers

Receivable from and payable to customers arise from the execution and settlement of fixed income securities transactions, including fails to receive and deliver and margin provided to/from certain counterparties for fixed income derivatives (i.e. To-Be-Announced "TBA" transactions.)

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consist primarily of balances on hand at clearing organizations, trades that are pending settlement, fails to deliver with broker and dealers, and participants fund requirements (which are required by the FICC). Payable to brokers, dealers and clearing organizations consist primarily of amounts payable for pending settlement and fails to receive with brokers and dealers. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012, consist of:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 44,557	$ 5,029
Trades pending settlement	105,606	993
Receivables from clearing organizations	82,170	
Other	2,310	21
Total	$ 234,643	$ 6,043

6. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value in the Company's Statement of Financial Condition as required by accounting pronouncements include securities owned and securities sold, not yet purchased, and derivative financial instruments.

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and receivables from and payables to customers. All financial instruments that are carried at contract amounts have either short-term maturities (one year or less), are re-priced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution and settlement of fixed income securities transactions. These activities are transacted on a cash basis through "receipt vs. payment" or "deliver vs. payment" arrangements. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by establishing and maintaining adequate trading limits and monitoring exposure daily.

The Company enters into various transactions involving derivatives, primarily TBAs, futures contracts and options. These derivative financial instruments are used to facilitate customer transactions, hedge other positions or transactions and manage market risk, and further are subject to varying degrees of market and credit risk.

A large portion of the Company's derivative financial instruments are TBAs requiring forward settlement. As a principal in the TBA business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These TBAs are generally short term with original maturity or settlement dates ranging from 30 to 120 days. The credit risk for TBAs is limited to the unrealized gains recorded in Derivative financial instruments, at fair value in the Statement of Financial Condition. At December 31, 2012, the Company received $6,639 of cash collateral on TBA transactions with certain customers. Such amounts are included in Payable to customers in the Statement of Financial Condition.

All futures contracts are executed on a regulated exchange. Changes in market value for futures contracts are net cash settled on a daily basis. Accordingly, futures contracts are not subject to significant counterparty credit risk. Open trade equity on future transactions is recorded in Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

The Company may enter into options to speculate on the price movements of the financial instruments underlying the option or for use as an economic hedge against certain positions held. Option contracts give the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price. Option contracts may be settled in cash, based on differentials between specified indices or prices. Counterparty risk is derived from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk is the fair value of the option contract and the premiums paid to purchase its open option contracts. The unrealized gains and losses of these option contracts are recorded in Derivative financial instruments, at fair value in the Statement of Financial Condition.

The unrealized gains/losses and related notional amounts (the contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk) of all derivative financial instruments as of December 31, 2012 are as follows:

	Notional on Purchases	Replacement Value on Purchases	Notional on Sales	Replacement Value on Sales
TBA contracts (gross)	3,683,074	$ 4,986	4,363,244	$ 5,364
Counterparty netting	(2,265,980)	(1,785)	(2,265,980)	(1,785)
Total fair value of TBA contracts		3,201		3,579
Futures contracts	371,020	(63)	603,525	94
Total fair value		$ 3,138		$ 3,673

	Contract Amount on Purchases	Market Value on Purchases	Contract Amount on Sales	Market Value on Sales
Options	17,532	$ 1,142	17,507	$ 483

These contract maturities are all short-term in nature (less than one-year) as of December 31, 2012.

7. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, engage in U.S. Government matched book trading activities, or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase on a daily basis and requests additional collateral or the return of excess collateral, as appropriate.

The Company receives cash or securities as collateral under resale agreements, securities borrowed transactions and derivative transactions. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2012, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $13,556,141, before the effects of counterparty netting. At December 31, 2012, substantially all of the securities received as collateral had been sold or repledged.

The Company pledges securities as collateral under repurchase agreements and other secured agreements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Securities owned, pledged as collateral, at fair value, in the Statement of Financial Condition.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In determining fair value, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

The following is a summary of the Company's financial instruments that are accounted for at fair value on a recurring basis as of December 31, 2012, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
U.S. government and agency securities	$ 1,716,707	$ 312,905	$ -	$ 2,029,612
U.S. agency mortgage pass-through securities		795,387		795,387
U.S. agency CMO securities		219,096		219,096
Non-agency CMO and other asset-backed securities		15,713		15,713
Corporate and other debt securities		9,359	99	9,458
Equities securities	3,851	50	127	4,028
Total	$ 1,720,558	$ 1,352,510	$ 226	$ 3,073,294
Securities sold, not yet purchased, at fair value:				
U.S. government and agency securities	$(1,269,531)	$ (31,146)	$ -	$(1,300,677)
Corporate and other debt securities		(13,585)		(13,585)
Equities securities	(4,553)			(4,553)
Total	$(1,274,084)	$ (44,731)	$ -	$(1,318,815)

	Level 1	Level 2	Level 3	Counterparty Netting	Total
Derivative financial instruments, at fair value:					
TBA contracts	$ -	$ 4,986	$ -	$ (1,785)	$ 3,201
Options	1,142				1,142
Total	$ 1,142	$ 4,986	$ -	$ (1,785)	$ 4,343
Derivative financial instruments, at fair value:					
TBA contracts	$ -	$ (5,364)	$ -	$ 1,785	$ (3,579)
Options	(483)				(483)
Total	$ (483)	$ (5,364)	$ -	$ 1,785	$ (4,062)
Receivables from brokers, dealers and clearing organizations — Futures contracts	$ (157)	$ -	$ -	$ -	$ (157)
Total	$ (157)	$ -	$ -	$ -	$ (157)

Determination of Fair Value

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring financial assets and liabilities that are accounted for at fair value on a recurring basis:

U.S. Government and Agency Securities

U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices and spreads to treasuries obtained from external pricing services. Where available, prices are measured by recently executed market transactions of comparable size. Non-callable U.S. agency securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. agency securities are classified within Level 2 of the fair value hierarchy.

U.S. Agency Mortgage Pass-Through Securities

Agency residential mortgage pass-through securities (fixed and adjustable rate) are generally measured using market price quotations from external data providers, in highly active, liquid markets and are categorized within Level 2 of the fair value hierarchy.

U.S. Agency and Non-Agency CMO (Collateralized Mortgage Obligations) and Other Asset-Backed Securities

Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity

experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Corporate and Other Debt Securities

Corporate bonds are measured primarily using pricing service data from external providers and broker quotations, where available, prices observed for recently executed market transactions of comparable size. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for recovery rate assumptions. When pricing data is less observable, valuations are classified as Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Equities Securities

Exchange traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized in Level 1 of the fair value hierarchy. Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 1 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 of the fair value hierarchy.

Derivatives

<u>TBA contracts:</u> TBA contracts are generally measured using market price quotations from external data providers in highly active and liquid markets and are categorized within Level 2 of the fair value hierarchy.

<u>Options:</u> Exchange traded equity options are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized with Level 1 of the fair value hierarchy.

<u>Futures contracts:</u> Futures contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

The Company performs a periodic evaluation of the liquidity levels to determine if there are any transfers of financial instruments between levels. In some instances where quoted market prices cannot be derived from third party sources, the Company validates security pricing or ascertains whether securities need to transfer between levels.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that are measured at fair value on a recurring basis and classified within Level 3 of the fair value hierarchy for the year ended December 31, 2012:

	Beginning Balance at January 1, 2012	Related to Securities Held at Year-End	Realized Gains/ (Losses)	Purchases, Issuances, Sales and Settlements (Net)	Transfers in (Out)	Ending Balance at December 31, 2012	Relating to Securities Held at End of Year
Assets	$ 196	$ (259)	$ 2,562	$ (2,183)	$ (90)	$ 226	$ 36
Liabilities	(1)	1	-	-	-	-	-

For transfers of financial instruments between fair value hierarchy levels, it is the Company's policy to recognize transfers at the beginning of the period. During the year ended December 31, 2012, there were no significant transfers of financial instruments between Level 1 and Level 2.

9. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of December 31, 2012:

Furniture and fixtures	$ 2,627
Office equipment	8,309
Leasehold improvements	6,615
Total, at cost	17,551
Accumulated depreciation and amortization	(11,918)
Total — net	$ 5,633

10. RISK MANAGEMENT

The Company's trading portfolios are managed with a view towards the risk and profitability of the portfolios. The following discussion includes risk management and concentration risk policies and procedures.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading, investing and client facilitation activities, where the substantial majority of the Company's Value-at-Risk ("VaR") is generated.

Sound market risk management is an integral part of the Company's culture. The various trading desks are responsible for ensuring that market risk exposures are well managed within agreed limits. Risk management ensures these risks are measured and closely monitored and are made transparent to senior management. Market Risk is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, Market Risk monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

Credit risk refers to the risk of loss arising when counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties. The Company incurs credit risk in traded securities and whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk establishes Company-wide practices to evaluate, monitor and control credit risk exposure. The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk levels across the Company. Credit Risk is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management.

Credit and Market risk exposure is managed by professionals within the Risk Department and through various risk committees, whose membership includes senior management and individuals from the Risk Department.

11. GOODWILL AND INTANGIBLE ASSETS

	Cost	Accumulated Amortization	Net
Amortizable intangible assets:			
Customer relationships	$ 14,700	$ (1,715)	$ 12,985
Non-amortizable intangible assets:			
Trade name	700		700
Licenses	1,200		1,200
Goodwill	1,582		1,582
Total	$ 18,182	$ (1,715)	$ 16,467

The Company amortizes customer relationship intangible assets over the estimated useful life of twenty years, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Trade names and licenses are indefinite-lived assets and are not amortized. Goodwill is also an indefinite lived asset and is not amortized.

If the estimated fair value of a reporting unit exceeds its carrying amount of the reporting unit, goodwill and other indefinite lived assets are not considered impaired. Customer relationships are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Trade name, license and goodwill are reviewed for impairment at least on an annual basis. The Company completed its qualitative annual review of goodwill and indefinite-lived intangible assets as of December 31, 2012 and no impairment was identified.

12. SHORT-TERM BANK LOAN

Short-term bank loan represents an overnight bank loan that is payable on demand and generally bears interest at a spread over the federal funds rate and is used to finance financial instruments owned or clearing related balances. The Company had $12,000 in short-term borrowings relating to financing the Company's inventory and is in compliance with all of the covenants as of December 31, 2012. The carrying value of these borrowings approximates fair value.

13. COMPENSATION PLANS

Employee Benefit Plan

The Company maintains a 401(k) plan with a profit sharing feature (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $50 for the year ending December 31, 2012.

Employee Equity Incentive Plan

The Parent has adopted the "Class C Unit Key Employee Equity Incentive Plan" (the "Incentive Plan") which provides for the award of Class C Units of the Parent to certain key employees of the Company. Class C Units awarded to participants in the Incentive Plan (each "Participant") are subject to time-based and performance-based vesting requirements: 50% of each award is subject to time-based requirements

and 50% is subject to performance-based vesting. The portion of each Participant's award that is subject to time-based vesting will vest 25% on each of the first, second, third and fourth anniversaries of the award's grant date, provided that the Participant has been continuously employed by the Company from the grant date to the date of vesting of such Class C Units. The portion of each Participant's award that is subject to performance-based vesting will vest 25% at the end of each year from 2012 through 2015 based on the degree to which the Company achieves its cumulative pre-tax income targets for those years (as established annually by the Board), provided that such Participant has been continuously employed by the Company or its affiliates from the grant date to the date of vesting of such Class C Units. The holders of vested Class C Units will participate in any distribution by the Parent of proceeds from a Liquidity Event (as such term is defined in the Parent's operating agreement), after the return of capital contributions made by the Parent's equity holders. Both vested and unvested Class C units held by a Participant are subject to forfeiture and/or redemption upon the termination of such Participant's employment with the Company. As of December 31, 2012, a Liquidity Event did not occur. As a result, the amount of compensation accrued associated with the Class C Unit awards could not be measured and, accordingly, no compensation accrual was recorded in the Statement of Financial Condition.

As of December 31, 2012, 391,616 Class C Units were issued and outstanding out of a total of 414,706 authorized Class C Units, leaving 23,090 Class C Units available for grant. Of the 391,616 outstanding Class C Units, 89,529 were vested on 12/31/2012 (based on time-based vesting). Additionally, as of December 31, 2012, 10,375 of the Class C Units granted to Participants had been forfeited. Any Class C Units that are forfeited or redeemed by the Company will be available to be reissued.

Certain employees, as part of their employment agreements, are eligible to receive equity interests in the Parent as part of their incentive compensation. At December 31, 2012, the Company had an indirect obligation to the Parent of $494 in connection with those equity grants, which was recorded in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

14. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During 2012, the Company did not receive any contributions or make any distributions.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in Alabama, California, Connecticut, Georgia, Illinois, New York, Oregon, Texas and Virginia. As of December 31, 2012, the minimum total rental commitments, net of sublease income, under non-cancelable leases are as follows:

Years Ending December 31	Rent Expense	Sublease Income	Net
2013	$ 4,212	$ (435)	$ 3,777
2014	3,780		3,780
2015	3,492		3,492
2016	3,335		3,335
2017	3,684		3,684
Later years	3,377		3,377
Total	$21,880	$ (435)	$21,445

Additionally, the Company has entered into agreements with several external service providers relating to market data, risk management and clearing systems. The future minimum commitments associated with these agreements approximate $3,372 per year for 2013 and 2014.

In connection with its financing activities, the Company had outstanding commitments to enter into future reverse repurchase agreements of approximately $2,862 million and had commitments to enter into future repurchase agreements of $2,362 million as of December 31, 2012. All such commitments mature within one year.

Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in legal proceedings. The Company recognizes a liability for a contingency in Accounts payable, accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, an accrual for the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. Although it is not possible to predict the ultimate outcome of these matters, management does not believe that the outcome of known claims against the Company will have a material adverse effect on the Company's Statement of Financial Condition.

Indemnification of Clearing Broker

The Company has agreed to indemnify a clearing broker for losses that it may sustain from customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make as a result of this indemnification obligation cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liabilities in the Statement of Financial Condition related to its indemnification obligation.

Clearing Corporation Guarantee

The Company is a member of a clearing organization that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

16. RELATED PARTY TRANSACTIONS

In February 2012, the Parent formed CRT Special Investments LLC ("CSI"), a Delaware limited liability company and direct wholly-owned subsidiary of the Parent. CSI is in the business of arranging and facilitating the purchase and sale of trade claims. The Company provides advisory and support services under a service level agreement and has a related receivable of $404 included in Receivable from affiliates in the Statement of Financial Condition.

The Parent provides financing to CSI in connection with its purchase of trade claims. The Parent, in turn, may require financing from the Company in the ordinary course of business, for which it is reimbursed. As of December 31, 2012, the Company had advanced $3,227 to the Parent, which is included in Receivable from affiliates in the Statement of Financial Condition.

As of December 31, 2012, the Company indirectly owes an affiliate $494 and the Parent is indirectly owed $494 from the Company. The amount relates to equity interests in the Parent earned by certain employees as part of their incentive compensation. These amounts are recorded in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

17. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250. At December 31, 2012, the Company's net capital calculated in accordance with Rule 15c3-1 was $101,778, which was $100,908 in excess of the required net capital of $870. The Company's percentage of net capital to aggregate debit items was 234%.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2013, the date the Statement of Financial Condition was issued. There were no subsequent events.

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